UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2012

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form  40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation

1800—200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

http://www.methanex.com

For immediate release

April 19, 2012

METHANEX TO WEBCAST ANNUAL GENERAL MEETING – APRIL 26, 2012

Methanex Corporation will webcast its upcoming Annual General Meeting, including remarks by President and CEO, Bruce Aitken. The meeting will be held at the Vancouver Convention Centre East in Vancouver, British Columbia, on Thursday, April 26, 2012, at 11:00 a.m. PT.

Remarks will include a review of Methanex’s results and performance over the past year, a discussion of the outlook for the Company and the methanol industry, and commentary on strategy and future initiatives.

Interested participants can access a live webcast of the presentation through the Company’s website at www.methanex.com/investor/events.html. The webcast will be available on our website for three weeks following the meeting.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

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Inquiries:

Jason Chesko

Director, Investor Relations

Methanex Corporation

604-661-2600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 19, 2012	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General
Counsel & Corporate Secretary